 GLASS LEWIS SLAMS GENCO RESOURCES, OFFERS PARTIAL ENDORSEMENT TO DISSIDENTS

--Further, Genco’s largest shareholder says Genco showed a lack of candour in its ISS news release--

For Immediate Release

Vancouver, B.C., June 20, 2008 -- James R. Anderson, a former Board member and, together with his spouse, the largest shareholder of Genco Resources Ltd. of Vancouver, today issued the following response to a report by proxy advisor Glass Lewis & Co. which severely criticized Genco’s governance and called for the removal of Genco’s Chairman Robert Gardner and directors Gordon Blankstein and Brian Smith.

“I am gratified that Glass Lewis fully validated the concerns detailed in my Shareholder Information Circular regarding Genco’s excessive compensation, poor governance, and deteriorating financial performance,” said Mr. Anderson. “While I would have preferred Glass Lewis’s support for all three shareholder nominees instead of just one, the most important Glass Lewis recommendation is to replace Gardner, Blankstein and Smith. That is good news for Genco and shareholders should act on it.”

Glass Lewis, in its report, stated “The Dissident has succeeded in raising valid concerns regarding the Company’s stock price performance and operating performance. In addition, we are troubled by many aspects of the Company’s corporate governance practices, such as consulting agreements with directors and an excessive number of board memberships held by directors.”

Glass Lewis: Genco’s compensation is troubling

“We are troubled by certain aspects of the Company’s compensation practices,” said Glass Lewis. It expressed concern that the bonus criteria for Gardner and Blankstein are “not sufficiently challenging” as Gardner and Blankstein received their maximum bonus with little improvement in corporate performance. And, like ISS, Glass Lewis said it is troubled that Gardner and Blankstein were both members of the board’s compensation committee during fiscal 2007, when Gardner and Blankstein obtained their compensation contracts.

“We question the need for the Company to engage in consulting relationships with its directors,” said Glass Lewis. “We view such relationships as potentially creating conflicts for directors, as they may be forced to weigh their own interests in relation to shareholder interests when making board decisions. In addition, the Company’s decision regarding where to turn for the best professional services may be compromised when doing business with one of the Company’s directors.”

Glass Lewis: Concern about Genco’s performance and governance

“Overall, we are concerned that the Company has exhibited deteriorating financial performance and highly questionable corporate governance practices,” said Glass Lewis. “We believe that the presence of new directors on the board may provide a fresh perspective to tackle the Company’s operational challenges.”

Glass Lewis recommends that shareholders vote the Dissident’s YELLOW proxy card for shareholder nominee Charles Schroeder and incumbent board members Richard Hughes, Eduardo Luna, Leslie Goodman and James McDonald. Glass Lewis recommends withholding votes for dissident James R. Anderson and dissident Lyle Weismantel on the basis that all three dissidents might be too disruptive.

Anderson: Genco’s ISS news release lacks candour

Mr. Anderson commented on Genco’s lack of candour regarding a recommendation by another proxy advisor, ISS Governance Services. “In its ISS announcement this morning Genco omitted the ISS recommendation to withhold votes for Gardner, Blankstein and Richard Hughes. Neither did Genco mention what ISS called a “major breach of fiduciary duty to shareholders” by these three directors. Genco’s failure, yet again, to provide full, plain, true and timely disclosure is just one more reason to be skeptical that the Board will live up to its promise to address ISS’ concerns.”

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About James Anderson
A resident of Sioux Falls, South Dakota, James R. Anderson is a former Board member and, together with his spouse, is the largest shareholder of Genco Resources Ltd. Mr. Anderson and his spouse own 5 million Genco shares, equivalent to 12.2% of the shares outstanding. He has been a purchaser of shares since 2005 and has never sold a Genco share.

Mr. Anderson is the founder, sole shareholder and Chief Executive Officer of Tennessee Eastern Gas and Oil Company and Southwestern Mineral Leasing Company. Anderson’s two companies conduct business in eight states across the United States and are involved in oil and gas exploration and production, and the purchase and leasing of mineral land.

Mr. Anderson earned a Bachelor of Science Business degree in 1971 and a Juris Doctor degree in Law in 1974, both from the University of Minnesota, after which he practised as a general commercial litigator up until 2004. Mr. Anderson served on Genco’s Board from July 3, 2007 until May 21, 2008, when he resigned following his strong disapproval of $1 million in retroactive bonuses that Robert Gardner and Gordon Blankstein had proposed to award to themselves ($500,000 for each) while they controlled the Board’s Compensation Committee.

Mr. Anderson is one of three shareholder nominees for the Genco Board. The other two shareholder nominees are two long-time colleagues of Anderson: Lyle Weismantel and Charles Schroeder. Weismantel is a banker with more than 40 years of experience, including ten years as President and CEO of a Bremer Bank in Minnesota. Schroeder, a geologist and entrepreneur, has more than two decades of experience in resource development and owns two oil and gas companies. These successful businessmen will strengthen Genco’s Board and bring a much-needed drive to improve shareholder value.

On June 10th, 2008 Mr. Anderson filed a Shareholder Information Circular with Canadian securities regulators and initiated a proxy solicitation process with the objective of replacing Robert Gardner (Chairman), Gordon Blankstein and Brian Smith as members of Genco’s then seven-person Board of Directors. A copy of the Shareholder Information Circular, which includes additional information on Mr. Anderson’s proposed slate, is available at www.savegenco.com.

Voting your YELLOW proxy
Genco shareholders are asked to complete and return the YELLOW proxy so that much needed change can take place at Genco Resources Ltd. Your vote is important – please vote your YELLOW proxy today. Proxies should be completed in accordance with the instructions on the YELLOW proxy.

Your YELLOW proxy should be returned prior to 11:00 a.m. (Vancouver time) (being 2:00 p.m. (Toronto time)) on Monday, June 23, 2008, in order to be deposited with the Company in time to be used at the Meeting.

For assistance in voting your proxy, please contact Laurel Hill Advisory Group at 1-888-268-4498.

About Forward Looking Statements

Certain statements contained in this news release constitute forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements, however forward-looking statements may not include such terms. This news release may contain forward-looking statements relating to Anderson, the Shareholder Nominees, Genco, future management or Genco’s future financial or operational performance. Such statements reflect Anderson’s current views with respect to future events and are based on the information reasonably available to Anderson today. These statements are subject to certain risks, uncertainties and assumptions. Many factors could cause Genco’s actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those described herein should one or more of these risks or uncertainties materialize. Such factors include, but are not limited to, economic, business, competitive, political and regulatory factors, including changes in the price of precious metals. Except to the extent required by law, Anderson undertakes no obligation to update any forward-looking statements contained herein. Readers are cautioned not to place undue reliance on forward-looking statements contained herein.

For more information please contact

Investors	Media
Laurel Hill Advisory Group	Longview Communications Inc.
North American toll-free 1-888-268-4498	Alan Bayless: 604-694-6035
David Ryan: 604-694-6031

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